Exhibit 23.1

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-261642) and on Form S-3 (File Nos. 333-252302 and 333-252106) of ARKO Corp. of our audit report dated February 9, 2023 as of and for the year ended December 30, 2021 with respect to the consolidated financial statements of Pride Stores, LLC and Affiliates, and of our review report dated February 9, 2023 as of and for the nine months ended September 30, 2022 with respect to the unaudited consolidated financial statements of Pride Convenience Holdings, LLC and Subsidiaries, both of which appear in this Current Report on Form 8-K/A.

/s/ Meyers Brothers Kalicka, P.C.

Meyers Brothers Kalicka, P.C.

Holyoke, Massachusetts

February 21, 2023